Exhibit 3.1

CAPSTONE HOLDING CORP.

CERTIFICATE OF DESIGNATION OF PREFERENCES,

RIGHTS AND LIMITATIONS

OF

SERIES Z 8% NON-CONVERTIBLE PREFERRED STOCK

PURSUANT TO SECTION 151 OF DELAWARE GENERAL CORPORATION LAW

The undersigned, Edward Schultz, does hereby certify that:

1.	He is the Chief Financial Officer of Capstone Holding Corp., a Delaware corporation (the “Corporation”).

2.	The Corporation is authorized to issue 25,000,000 shares of preferred stock, of which: (i) the Corporation has designated 2,000,000 shares of Series B Preferred Stock, no par value (the “Series B Preferred Stock”), of which 985,063 are issued and outstanding.

3.	The following resolutions were duly adopted by the board of directors of the Corporation (the “Board of Directors”):

WHEREAS, the restated certificate of incorporation of the Corporation provides for a class of its authorized stock known as preferred stock, consisting of 25,000,000 shares, issuable from time to time in one or more series;

WHEREAS, the Board of Directors is authorized to fix the dividend rights, dividend rate, voting rights, conversion rights, rights and terms of redemption and liquidation preferences of any wholly unissued series of preferred stock and the number of shares constituting any series and the designation thereof, of any of them; and

WHEREAS, it is the desire of the Board of Directors, pursuant to its authority as aforesaid, to fix the rights, preferences, restrictions and other matters relating to a series of the preferred stock, designated as Series Z Preferred Stock, which shall consist of, except as otherwise set forth in the Exchange Agreement (as defined herein), up to three million five hundred thousand (3,500,000) shares of the preferred stock which the Corporation has the authority to issue, as follows:

NOW, THEREFORE, BE IT RESOLVED, that the Board of Directors does hereby provide for the issuance of a series of preferred stock for cash or exchange of other securities, rights or property and does hereby fix and determine the rights, preferences, restrictions and other matters relating to such series of preferred stock as follows:

TERMS OF PREFERRED STOCK

Section 1. Definitions. For the purposes hereof, the following terms shall have the following meanings:

“Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person, as such terms are used in and construed under Rule 405 of the Securities Act.

“Business Day” means any day except any Saturday, any Sunday, any day which is a federal legal holiday in the United States or any day on which banking institutions in the State of New York are authorized or required by law or other governmental action to close.

“Closing Date” means the Trading Day on which all of the Transaction Documents have been executed and delivered by the applicable parties thereto and all conditions precedent to (i) each Holder’s obligations to provide the Exchange Deliverables and (ii) the Corporation’s obligations to deliver the Series Z Preferred Stock have been satisfied or waived.

“Closing” means the closing of the exchange of the Securities pursuant to the Exchange Agreement.

“Commission” means the United States Securities and Exchange Commission.

“Common Stock Equivalents” means any securities of the Corporation or the Subsidiaries which would entitle the holder thereof to acquire at any time Common Stock, including, without limitation, any debt, preferred stock, rights, options, warrants or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Common Stock.

“Common Stock” means the Corporation’s common stock, par value $.0005 per share, and stock of any other class of securities into which such securities may hereafter be reclassified or changed.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Agreement” means that certain Exchange Agreement among the Corporation and the Note Holders, as amended, modified or supplemented from time to time in accordance with its terms.

“Exchange Deliverables” shall mean, as to each Holder, all Securities to be delivered to the Corporation for cancellation pursuant to the Exchange Agreement, in exchange for the Preferred Stock issued pursuant to the Exchange Agreement as specified below such Holder’s name on the signature page of the Exchange Agreement and next to the heading “Exchange Deliverables.”

“Fundamental Transaction” shall have the meaning set forth in Section 7(d).

“Holder” shall have the meaning given such term in Section 2.

“Liquidation” shall have the meaning set forth in Section 5.

“New York Courts” shall have the meaning set forth in Section 9(d).

“Original Issue Date” means the date of the first issuance of any shares of the Series Z Preferred Stock regardless of the number of transfers of any particular shares of Series Z Preferred Stock and regardless of the number of certificates which may be issued to evidence such Series Z Preferred Stock.

“Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

“Preferred Stock” means collectively, the Series B Preferred Stock, and Series Z Preferred Stock.

“Rule 144” means Rule 144 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

“Rule 424” means Rule 424 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended or interpreted from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same purpose and effect as such Rule.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Securities” means the Preferred Series Z Stock, the Preferred Stock, and the Common Stock.

“Series Z Preferred Stock” means, collectively, the shares of Series Z 8% Non-Convertible Preferred Stock no par value of the Corporation issued pursuant to the Exchange Agreement.

“Stated Value” shall have the meaning set forth in Section 2, as the same may be increased pursuant to Section 3.

“Subsidiary” means any subsidiary of the Corporation and shall, where applicable, also include any direct or indirect subsidiary of the Corporation formed or acquired after the date of the Exchange Agreement.

“Successor Entity” shall have the meaning set forth in Section 7(d).

“Trading Day” means a day on which the principal Trading Market is open for business.

“Trading Market” means any of the following markets or exchanges on which the Common Stock is listed or quoted for trading on the date in question: the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, the New York Stock Exchange, the OTC Pink, OTCQB or the OTCQX (or any successors to any of the foregoing).

“Transfer Agent” means Computershare Trust Company, N.A., and any successor transfer agent of the Corporation.

Section 2. Designation, Amount and Par Value. The series of preferred stock shall be designated as the Corporation’s Series Z 8% Non-Convertible Preferred Stock, the number of shares so designated shall be three million five hundred thousand (3,500,000) shares of Series Z Preferred Stock, (which shall not be subject to increase without the prior written consent of all of the holders of the Series Z Preferred Stock (each, a “Holder” and collectively, the “Holders”)). Each share of Series Z Preferred Stock shall have no par value per share and a stated value equal to $1.32 (the “Stated Value”).

Section 3. Dividends. Each share of Series Z Preferred Stock shall accrue cumulative dividends at a rate of eight percent (8%) per annum of the Stated Value, accruing daily from the Original Issue Date and payable, at the sole option of the Board of Directors, either in cash or payment-in-kind via the issuance of shares of Series Z Preferred Stock either (a) quarterly in arrears on each March 31, June 30, September 30 and December 31 (or, if such date is not a Business Day, the next Business Day without accrual of additional dividends for such deferral), or (b) annually in arrears on December 31 of each year, in each case at the election of the Chief Financial Officer (or such other officer as the Board of Directors designates), if, as and when declared by the Board of Directors (or a duly authorized committee thereof) and to the extent permitted by law out of funds legally available therefor (each, a “Dividend Payment Date”). Accrued but unpaid dividends shall be cumulative and compound quarterly to the extent not paid on a Dividend Payment Date. Dividends shall be computed on the basis of a 360-day year of twelve 30-day months.

Section 4. Voting Rights. The Holder shall have one vote for each share of Series Z Preferred Stock then held, with respect to any matter upon which the holders of Common Stock are entitled to vote, except as otherwise required by applicable law. Except as otherwise expressly provided herein or as required by law, the Holders and the holders of Common Stock shall vote together as a single class and not as separate classes. In addition, for so long as any shares of Series Z Preferred Stock remain outstanding, the Corporation shall not, without the affirmative vote of the Holders of a majority of the then-outstanding shares of Series Z Preferred Stock: (a) alter or change adversely the powers, preferences or rights of the Series Z Preferred Stock or amend this Certificate of Designation in a manner that adversely affects the Holders, (b) amend its certificate of incorporation or other charter documents in any manner that adversely affects the rights of the Holders, (c) increase the number of authorized shares of Series Z Preferred Stock, or (d) enter into any agreement with respect to any of the foregoing.

Section 5. Liquidation. Upon any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary (a “Liquidation”), the Holders shall be entitled to receive out of the assets, whether capital or surplus, of the Corporation the same amount that a holder of Common Stock would receive. The Corporation shall mail written notice of any such Liquidation, not less than 45 days prior to the payment date stated therein, to each Holder.

Section 6. Maturity. The Series Z Preferred Stock shall be redeemed, in accordance with this Certificate of Designation, upon the earlier of (a) the seven-year anniversary of the initial issuance of shares of Series Z Preferred Stock by the Corporation and (b) the occurrence of a Fundamental Transaction.

Section 7. Certain Adjustments.

a) Stock Dividends and Stock Splits. If the Corporation, at any time while this Series Z Preferred Stock is outstanding: (i) subdivides outstanding shares of Common Stock into a larger number of shares such that the price of the Common Stock automatically adjusts in accordance with such subdivision or (ii) combines (including by way of a reverse stock split) outstanding shares of Common Stock into a smaller number of shares such that the price of the Common Stock automatically adjusts in accordance with such combination, then, in each case, the Stated Value and number of outstanding shares of Series Z Preferred Stock shall be proportionally adjusted in the same manner. Any adjustment made pursuant to this Section 7(a) shall become effective immediately after the effective date of such a subdivision or combination.

b) Subsequent Rights Offerings. In addition to any adjustments pursuant to Section 7(a) above, if at any time the Corporation grants, issues or sells any Common Stock Equivalents or rights to purchase stock, warrants, securities or other property pro rata to the record holders of any class of shares of Common Stock (the “Purchase Rights”), then the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the Holder could have acquired if the Holder had held the number of shares of Common Stock (based on the closing price of the Common Stock on the record date for the grant, issuance, or sale of the Purchase Rights) equal to the aggregate Stated Value of the shares of Series Z Preferred Stock held by the Holder immediately before the record date for the grant, issuance or sale of such Purchase Rights.

c) Pro Rata Distributions. During such time as this Series Z Preferred Stock is outstanding, if the Corporation declares or makes any dividend or other distribution of its assets (or rights to acquire its assets) to holders of shares of Common Stock, by way of return of capital or otherwise (including, without limitation, any distribution of cash, stock or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (a “Distribution”), at any time after the issuance of this Series Z Preferred Stock, then, in each such case, the Holder shall be entitled to participate in such Distribution to the same extent that the Holder would have participated therein if the Holder had held the number of shares of Common Stock (based on the closing price of the Common Stock on the record date for the Distribution) equal to the aggregate Stated Value of the shares of Series Z Preferred Stock held by the Holder immediately before the record date for the Distribution.

d) Fundamental Transaction. If, at any time while this Series Z Preferred Stock is outstanding, (i) the Corporation, directly or indirectly, in one or more related transactions effects any merger or consolidation of the Corporation with or into another Person, (ii) the Corporation, directly or indirectly, effects any sale, lease, license, assignment, transfer, conveyance or other disposition of all or substantially all of its assets in one or a series of related transactions (excluding any sale or transfer in the ordinary course of business or as part of a financing or capital raise), (iii) any, direct or indirect, purchase offer, tender offer or exchange offer (whether by the Corporation or another Person) is completed pursuant to which holders of Common Stock are permitted to sell, tender or exchange their shares for other securities, cash or property and has been accepted by the holders of 50% or more of the outstanding Common Stock, (iv) the Corporation, directly or indirectly, in one or more related transactions effects any reclassification, reorganization or recapitalization of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property, or (v) the Corporation, directly or indirectly, in one or more related transactions consummates a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another Person whereby such other Person acquires more than 50% of the outstanding shares of Common Stock (not including any shares of Common Stock held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such stock or share purchase agreement or other business combination) (each a “Fundamental Transaction”), then upon the consummation and closing of such Fundamental Transaction, each share of Series Z Preferred Stock shall be redeemed in accordance with Section 8 hereof. To the extent necessary to effectuate the foregoing provisions, any successor to the Corporation or surviving entity in such Fundamental Transaction shall file a new certificate of designation with the same terms and conditions and issue to the Holders new preferred stock consistent with the foregoing provisions. The Corporation shall cause any successor entity in a Fundamental Transaction in which the Corporation is not the survivor (the “Successor Entity”) to assume in writing all of the obligations of the Corporation under this Certificate of Designation and the other Transaction Documents (as defined in the Exchange Agreement) in accordance with the provisions of this Section 7(d) pursuant to written agreements in form and substance reasonably satisfactory to the Holder and approved by the Holder (without unreasonable delay) prior to such Fundamental Transaction. Upon the occurrence of any such Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Certificate of Designation and the other Transaction Documents referring to the “Corporation” shall refer instead to the Successor Entity), and may exercise every right and power of the Corporation and shall assume all of the obligations of the Corporation under this Certificate of Designation and the other Transaction Documents with the same effect as if such Successor Entity had been named as the Corporation herein.

e) Calculations. All calculations under this Section 7 shall be made to the nearest cent or the nearest 1/100th of a share, as the case may be. For purposes of this Section 7, the number of shares of Common Stock deemed to be issued and outstanding as of a given date shall be the sum of the number of shares of Common Stock (excluding any treasury shares of the Corporation) issued and outstanding.

f) Notice to the Holders.

i. Adjustment to Stated Value and Shares Outstanding. Whenever the Stated Value and shares of Series Z Preferred Stock outstanding is adjusted pursuant to any provision of this Section 7, the Corporation shall promptly deliver to each Holder a notice setting forth the Stated Value and shares of Series Z Preferred Stock outstanding after such adjustment and setting forth a brief statement of the facts requiring such adjustment.

Section 8. Redemption.

(a) Redemption After Seven Years. Unless earlier redeemed pursuant to Section 8(b) below, the Corporation shall, on the seven-year anniversary of the initial issuance of shares of Series Z Preferred Stock by the Corporation, redeem all outstanding shares of Series Z Preferred Stock at a redemption price equal to (i) the Stated Value per share, plus (ii) all accrued and unpaid dividends thereon, whether or not declared, to but excluding the redemption date (the “Redemption Price”). Without limiting the obligation of the Corporation to pay the Redemption Price, in connection with such redemption, the Corporation shall use its reasonable best efforts to declare and pay any accrued and unpaid dividends on the Series Z Preferred Stock outstanding as of such redemption date.

(b) Redemption upon Fundamental Transaction. Upon the consummation of a Fundamental Transaction, then the Corporation shall, within five (5) Trading Days following the closing of such Fundamental Transaction, redeem all outstanding shares of Series Z Preferred Stock at the Redemption Price. Without limiting the obligation of the Corporation to pay the Redemption Price, in connection with such redemption, the Corporation shall use its reasonable best efforts to declare and pay any accrued and unpaid dividends on the Series Z Preferred Stock outstanding as of such redemption date.

Section 9. Miscellaneous.

a) Notices. Any and all notices or other communications or deliveries to be provided by the Holders hereunder including, shall be in writing and delivered personally, by facsimile, or sent by a nationally recognized overnight courier service, addressed to the Corporation, at the address set forth above Attention: Edward Schultz, e-mail address e.schultz@instoneco.com or such other e-mail address or address as the Corporation may specify for such purposes by notice to the Holders delivered in accordance with this Section 9. Any and all notices or other communications or deliveries to be provided by the Corporation hereunder shall be in writing and delivered personally, by facsimile, or sent by a nationally recognized overnight courier service addressed to each Holder at the facsimile number or address of such Holder appearing on the books of the Corporation, or if no such facsimile number or address appears on the books of the Corporation, at the principal place of business of such Holder, as set forth in the Exchange Agreement. Any notice or other communication or deliveries hereunder shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number set forth in this Section prior to 5:30 p.m. (New York City time) on any date, (ii) the next Trading Day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number set forth in this Section on a day that is not a Trading Day or later than 5:30 p.m. (New York City time) on any Trading Day, (iii) the second Trading Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service, or (iv) upon actual receipt by the party to whom such notice is required to be given.

b) Absolute Obligation. Except as expressly provided herein, no provision of this Certificate of Designation shall alter or impair the obligation of the Corporation, which is absolute and unconditional, to pay liquidated damages and accrued dividends, as applicable, on the shares of Series Z Preferred Stock at the time, place, and rate, and in the coin or currency, herein prescribed.

c) Lost or Mutilated Series Z Preferred Stock Certificate. If a Holder’s Series Z Preferred Stock certificate shall be mutilated, lost, stolen or destroyed, the Corporation shall execute and deliver, in exchange and substitution for and upon cancellation of a mutilated certificate, or in lieu of or in substitution for a lost, stolen or destroyed certificate, a new certificate for the shares of Series Z Preferred Stock so mutilated, lost, stolen or destroyed, but only upon receipt of evidence of such loss, theft or destruction of such certificate, and of the ownership hereof reasonably satisfactory to the Corporation.

d) Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Certificate of Designation shall be governed by and construed and enforced in accordance with the internal laws of the State of Delaware, without regard to the principles of conflict of laws thereof. All legal proceedings concerning the interpretation, enforcement and defense of the transactions contemplated herein (whether brought against a party hereto or its respective Affiliates, directors, officers, shareholders, employees or agents) shall be commenced in the state and federal courts sitting in the City of New York, Borough of Manhattan (the “New York Courts”). The Corporation and each Holder hereby irrevocably submits to the exclusive jurisdiction of the New York Courts for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of such New York Courts, or such New York Courts are improper or inconvenient venue for such proceeding. The Corporation and each Holder hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Certificate of Designation and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by applicable law. The Corporation and each Holder hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Certificate of Designation or the transactions contemplated hereby. If the Corporation or any Holder shall commence an action or proceeding to enforce any provisions of this Certificate of Designation, then the prevailing party in such action or proceeding shall be reimbursed by the other party for its attorneys’ fees and other costs and expenses incurred in the investigation, preparation and prosecution of such action or proceeding.

e) Waiver. Any waiver by the Corporation or a Holder of a breach of any provision of this Certificate of Designation shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Certificate of Designation or a waiver by any other Holders. The failure of the Corporation or a Holder to insist upon strict adherence to any term of this Certificate of Designation on one or more occasions shall not be considered a waiver or deprive that party (or any other Holder) of the right thereafter to insist upon strict adherence to that term or any other term of this Certificate of Designation on any other occasion. Any waiver by the Corporation or a Holder must be in writing.

f) Severability. If any provision of this Certificate of Designation is invalid, illegal or unenforceable, the balance of this Certificate of Designation shall remain in effect, and if any provision is inapplicable to any Person or circumstance, it shall nevertheless remain applicable to all other Persons and circumstances. If it shall be found that any interest or other amount deemed interest due hereunder violates the applicable law governing usury, the applicable rate of interest due hereunder shall automatically be lowered to equal the maximum rate of interest permitted under applicable law.

g) Next Business Day. Whenever any payment or other obligation hereunder shall be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day.

h) Headings. The headings contained herein are for convenience only, do not constitute a part of this Certificate of Designation and shall not be deemed to limit or affect any of the provisions hereof.

i) Status of Redeemed Preferred Stock. Shares of Series Z Preferred Stock may only be issued pursuant to the Exchange Agreement or pursuant to dividends declared in accordance with this Certificate of Designation. If any shares of Series Z Preferred Stock shall be redeemed by the Corporation in connection with Section 8, such shares shall resume the status of authorized but unissued shares of preferred stock and shall no longer be designated as Series Z Preferred Stock.

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RESOLVED, FURTHER, that the Chairman, the president or any vice-president, and the secretary or any assistant secretary, of the Corporation be and they hereby are authorized and directed to prepare and file this Certificate of Designation of Preferences, Rights and Limitations in accordance with the foregoing resolution and the provisions of Delaware law.

[Signature Page to Follow]

IN WITNESS WHEREOF, the undersigned have executed this Certificate of Designation this 30th day of September 2025.

/s/ Edward Schultz
Name:	Edward Schultz
Title:	Chief Financial Officer